07026603

September 3, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel comments on media report"

Thank you for your assistance in handling it as required.

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

dlw 9/18

September 3, 2007

Company name:	Kobe Steel, Ltd.
President & CEO:	Yasuo Inubushi
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya, Japan

Kobe Steel comments on media report

Today, there was a media report on Kobe Steel, Ltd.'s dividends for the half-year period. However, Kobe Steel states that it has not reached a decision on dividends at this time.

Contact:

Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN
Tel +81 (0)3-5739-6010
Website: www.kobelco.co.jp

END